Exhibit 99.1

Evogene Reports Fourth Quarter and Full Year 2014 Financial Results

Rehovot, Israel – February 26, 2015 – Evogene Ltd. (NYSE;TASE: EVGN), a leading company for the improvement of crop productivity and economics for the food, feed and biofuel industries, announced today its financial results for the fourth quarter and year ended December 31, 2014.

Ofer Haviv, Evogene's President and CEO, stated: "This past year was a year of significant progress and achievements as we continue to establish Evogene as a recognized innovation engine for novel product candidates in multiple agriculture based industries."

"In the area of yield and abiotic stress, the most mature of our four current areas of activity, we have expanded our capabilities to include new computational systems designed to optimize desired trait efficacy and accelerate product development efforts for the genes we discover, as demonstrated in the incorporation of these new capabilities into our collaboration with Monsanto."

"In the area of biotic stress, during 2014 we announced our entry into the field of insect resistance with an initial projected investment of $10 million in support of our activities in this significant market area.  As a first step, we enhanced our computational discovery capabilities and expanded our supporting infrastructure with dedicated R&D facilities in Israel, accompanied by a larger US-based facility to be operational by end 2015."

"In ag-chemicals, our most recent and rapidly growing area, we believe that our unique approach of biology driven chemical discovery can be a game changer in this enormous segment of the agriculture industry. Our initial application in ag-chemicals will be novel herbicide solutions, and earlier this week we announced the completion of our 'start-to-end' computational platform addressing this activity."

“Lastly, our wholly owned subsidiary, Evofuel, continues to make progress towards the goal of commercialization of its proprietary castor seeds in 2016, with key achievements in strengthening its agronomic offering and commercial reach in Brazil."

Mr. Haviv concluded: "We are very proud of these continuing achievements in these critical agriculture based areas, which not only offer substantial potential value for the industry and for our shareholders, but more importantly, continue to demonstrate the power and unique discovery capability we have created at Evogene.“

Financial results for the fourth quarter and year end 2014:

Total Revenues include (i) research and development payments, including up-front payments, and (ii) share purchase related revenues. Evogene anticipates that longer term, its primary sources of revenues and profits will be future royalties and other revenue sharing amounts, as well as castor seed sales by its wholly owned subsidiary Evofuel.

(i) Revenues from research and development payments include periodic payments for research and development services generated under the Company's collaboration agreements with seed companies, as well as up-front payments received under the Company's agreements with collaborators, which are recognized as revenues over the duration of the relevant agreement. R&D revenues for 2014 were $14.2 million, compared to $15 million for 2013. Revenues for the fourth quarter of 2014 were $3.6 million, compared to $4.2 million for the same period in 2013. The decline in full year revenues was primarily related to the amendment to the Company’s Bayer collaboration work plan, whereby $1.7 million of research payments will be recognized as revenues in 2015 and onwards. This decline was offset in part by an increase in revenues associated with a new collaboration and the expansion of activities in certain existing collaborations, including the Company’s agreements with Monsanto and Syngenta, which were extended and expanded in late 2013.

(ii) Share purchase related revenues result from the required accounting treatment for the past acquisitions of Evogene ordinary shares by Monsanto and Bayer, as well as the put option agreement that the Company entered into with Monsanto, all in conjunction with the research and development collaboration agreements signed with these partners. Share purchase related revenues for 2014 were $313 thousand, compared to $2.6 million in 2013. The decline in share purchase related revenues reflects accounting treatment of certain past transactions involving Evogene ordinary shares with Monsanto and Bayer and does not reflect any current cash flow. In the fourth quarter of 2014, the Company recorded $73 thousand of share purchase related revenues, compared with $167 thousand for the fourth quarter of 2013.

Cost of revenues largely consists of research and development expenses related to the support of the Company’s ongoing activities under collaboration agreements with seed companies, all of which provide for future milestone and royalty revenues. Cost of Revenues for 2014 was $9.7 million, compared to $10.1 million for the same period in 2013. Cost of Revenues for the fourth quarter of 2014 was $2.4 million, compared to $2.8 million for the same period in 2013.

Research and Development Expenses for 2014 were $14 million, compared to $11.1 million for the same period in 2013. Research and development expenses for the fourth quarter of 2014 were $4.3 million, compared to $3.5 million for the same period in 2013. The increase in these expenses largely relates to expansion of self-funded activities, primarily focused on the development of new computational genomics and validation technologies in support of both existing and new activities, mainly in our key growth engines – insect resistance, ag-chemicals and Evofuel. As stated above, research and development expenses do not include such expenses incurred in support of on-going collaborations, which are accounted for as Cost of Revenues.

Business Development Expenses for 2014 were $1.9 million, compared to $1.5 million for the same period in 2013. This increase reflects costs associated with the Company’s decision to establish dedicated Business Development capabilities within each of its four operating divisions, as well as costs associated with ongoing efforts to introduce the Company’s business proposition to prospective partners in new and existing areas. Business Development expenses for the fourth quarter of 2014 were $508 thousand, compared to $611 thousand for the same period in 2013.

General and Administrative Expenses for 2014 were $4.2 million (including a non-cash expense of $1.3 million for amortization of share-based compensation), compared to $3.6 million (including a non-cash expense of $936 thousand for amortization of share-based compensation) for the same period in 2013. In addition to the non-cash share-based compensation, this increase relates to continued growth in the Company’s operations and costs associated with being a publicly traded entity in the US. General and Administrative expenses for the fourth quarter of 2014 were $1.1 million (including a non-cash expense of $224 thousand for amortization of share-based compensation), compared to $1.5 million (including a non-cash expense of $433 thousand for amortization of share-based compensation) for the same period in 2013. The decrease relates to one-time costs recorded in the fourth quarter of 2013, associated with the equity offering in the US and listing on the New York Stock Exchange, completed during November 2013.

Operating Loss for 2014 was $15.3 million (including a non-cash expense of approximately $3.2 million for amortization of share-based compensation), compared to an operating loss of $8.7 million (including a non-cash expense of approximately $2.7 million for amortization of share-based compensation) for the same period in 2013. This increase is mainly attributable to the decrease in non-cash share purchase related revenues, as well as the increase in self-funded research and development expenses, among other operating expenses, and non-cash share-based compensation expenses, as described above. Operating loss for the fourth quarter of 2014 was $4.6 million (including a non-cash expense of $693 thousand for amortization of share-based compensation), compared to an operating loss of $4 million (including a non-cash expense of $1.1 million for amortization of share-based compensation) for the same period in 2013.

Cash Position: As of December 31, 2014, Evogene had $116.3 million in cash, short term bank deposits and marketable securities, compared to $126.9 million as of December 31, 2013.

Key achievements to date:
-	Introduces biology-driven ag-chemical discovery platform
-	Expands castor activity in Brazil with Insolo
-	Announces plans to establish R&D Facility in the United States
-	Incorporates new gene optimization program into its collaboration with Monsanto
-	Extends collaboration with CNH for development of mechanized harvesting solution for castor
-	Expands crop protection activities with dedicated R&D facilities in Israel
-	Collaborates with Embrapa on advancing castor cultivation in Brazil
-	Amends Bayer wheat agreement to focus on discovery of genomic promoters
-	Enters multi-year collaboration agreement with Marrone Bio Innovations
-	Enters field of Insect Resistance
-	Announces plans for commercial production of castor bean in Brazil with SLC
-	Launches PlaNet version 2.0 with enhanced gene stacking capabilities
-	Launches PoinTar target discovery platform for novel herbicides

Conference call and webcast details:
Evogene management will host a conference call today at 09:00 am Eastern time, 16:00 Israel time to discuss the results. US-based participants are invited to access the call by dialing 1-888-668-9141, and participants from Israel and other countries  are invited to access the call at (972) 3-918-0609. A replay of the conference call will be available beginning at approximately 12:00 Eastern time, 19:00 Israel time today, and will be accessible through February 28, 2015.  US-based participants are invited to access the replay by dialing 1-888-326-9310, and participants from Israel and other countries  are invited to access the replay at (972) 3-925-5901. A replay of the call may also be accessed as a webcast via Evogene’s website at http://investors.evogene.com and will be available for a period of ten days.

About Evogene Ltd.
Evogene (NYSE, TASE: EVGN) is a leading company for the improvement of crop productivity and economics for the food, feed and biofuel industries. The Company has strategic collaborations with world-leading agricultural companies to develop improved seed traits in relation to yield and a-biotic stress (such as tolerance to drought), and biotic stress (such as resistance to disease and nematodes), in key crops as corn, soybean, wheat and rice, and is also focused on the research and development of new products for crop protection (such as weed control). In addition, the Company has a wholly-owned subsidiary, Evofuel, developing seeds for second generation feedstock for biodiesel. For more information, please visit www.evogene.com and www.evo-fuel.com.

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as "may",  “expects”, "intends", “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which beyond Evogene's control, including, without limitation, those risk factors contained in Evogene’s reports filed with the appropriate securities authority. Evogene disclaims any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Contact:
Karen Mazor, Evogene
Director, Public and Investor Relations
T: +###-##-#### 039
karen.mazor@evogene.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2014	2013

CURRENT ASSETS:
Cash and cash equivalents	$5,213	$95,454
Restricted cash	1,000	-
Marketable securities	80,040	31,452
Short-term bank deposits	30,046	-
Trade receivables	1,183	1,913
Other receivables	889	733
	118,371	129,552
LONG-TERM ASSETS:
Long-term deposits	21	28
Plant, property and equipment, net	8,812	7,215
Long-term investment	382	471
Intangible assets, net	-	45
	9,215	7,759

	$127,586	$137,311
CURRENT LIABILITIES:
Trade payables	$1,984	$2,014
Other payables	3,854	4,363
Liabilities in respect of grants from the Chief Scientist	570	625
Deferred revenues and other advances	1,511	1,572
	7,919	8,574
LONG-TERM LIABILITIES:
Liabilities in respect of grants from the Chief Scientist	3,103	3,008
Deferred revenues and other advances	453	963
Severance pay liability, net	29	19
	3,585	3,990
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.02 par value: Authorized − 150,000,000 ordinary shares; Issued and outstanding –25,350,954 and 24,901,327 shares at December 31, 2014 and 2013, respectively	140	137
Share premium and other capital reserve	175,553	169,469
Accumulated other comprehensive loss	(222)	-
Accumulated deficit	(59,389)	(44,859)
	116,082	124,747

	$127,586	$137,311

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

	Year Ended December 31,		Three Months Ended December 31,
	2014	2013	2014	2013

Revenues:
Research and development payments, including up-front payments	$14,198	$15,028	$3,567	$4,246
Share purchase related revenues	313	2,553	73	167

Total Revenues	14,511	17,581	3,640	4,413

Cost of revenues	9,709	10,114	2,384	2,843

Gross profit	4,802	7,467	1,256	1,570

Research and development, net	14,022	11,107	4,268	3,469

Business development	1,851	1,517	508	611

General and administrative	4,185	3,564	1,077	1,534

Total operating expenses	20,058	16,188	5,853	5,614

Operating loss	(15,256)	(8,721)	(4,597)	(4,044)

Financing income	2,242	1,179	262	235
Financing expenses	(1,516)	(1,336)	(488)	(408)

Net loss	$(14,530)	$(8,878)	$(4,823)	$(4,217)

Other comprehensive loss:
Unrealized loss on derivatives	$(222)	$-	$(222)	$-

Total comprehensive loss	$(14,752)	$(8,878)	$(5,045)	$(4,217)

Basic and diluted net loss per share	$(0.58)	$(0.45)	$(0.19)	$(0.20)